November 30, 2020 Docebo Inc. 366 Adelaide St. West Suite 701 Toronto, Ontario M5V 1R9 Re: Side Letter to the Investor Rights Agreement Reference is made to that certain Investor Rights Agreement, dated October 8, 2019, among Docebo Inc. (the “Company”), Intercap Equity Inc. and Intercap Financial Inc. (collectively, the “Intercap Shareholders”), and Klass.com Subsidiary LLC (the “IRA”). In connection with a proposed new issue of the Company’s common shares (the “Shares”) in Canada and a proposed concurrent initial public offering of the Shares in the United States on an equity market of The Nasdaq Stock Market LLC (“Nasdaq”), the Company is obligated pursuant to Section 4.3 of the IRA to supplement the IRA to provide the Intercap Shareholders with registration rights for the Distribution of Shares to the public in the United States that are substantially equivalent to the registration rights provided under the IRA. Capitalized terms that are not defined herein shall have the meaning ascribed thereto in the IRA, except as otherwise provided herein. Pursuant to Section 4.3 of the IRA, the Company and the Intercap Shareholders hereby agree to amend the IRA, effective as of the date first written above, as follows: 1. Section 2.1. The below referenced definitions in Section 2.1 of the IRA are hereby amended and replaced in their entirety as follows: “Bought Deal” means an underwritten public offering made: (i) on a “bought deal” basis in one or more Canadian province or territory pursuant to which an underwriter has committed to purchase securities of the Company in a “bought deal” letter prior to the filing of a prospectus under Applicable Securities Laws; and/or (ii) in the United States pursuant to a Prospectus, prospectus supplement and/or Registration Statement pursuant to the MJDS. “Distribution” means an offer or sale or other disposition or distribution of Shares to the public by way of a Prospectus under Applicable Securities Laws and/or a Registration Statement, including a prospectus supplement thereunder, under Applicable U.S. Securities Laws, and the term “Distribute” has a similar meaning; The below referenced definitions are hereby included as follows: “Applicable U.S. Securities Laws” means U.S. federal and state securities laws, including the Securities Act and the Exchange Act, and all rules, regulations, instruments, policies, notices, published policy statements and orders thereunder or issued by one or more of the U.S. federal or state securities regulatory authorities, including the SEC, U.S. self-regulatory authorities, including the Financial Industry Regulatory Authority, Inc., and applicable U.S. national securities exchanges (as defined in the Exchange Act);

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended; “MJDS” means the multijurisdictional disclosure system adopted by Canada and the United States. “Registration Statement” means a registration statement on Form F-10 filed with the SEC pursuant to the MJDS and containing a Prospectus and any prospectus supplement, including in preliminary form, for a public offering of Shares made contemporaneously in the United States and Canada, which registration statement shall be eligible to become effective with the SEC upon filing pursuant to Rule 467(a) promulgated by the SEC; “SEC” means the U.S. Securities and Exchange Commission; “Securities Act” means the U.S. Securities Act of 1933, as amended; 2. Article 4. Sections 4.1, 4.2, 4.4, 4.5, 4.6, 4.7 and 4.13 of the IRA are hereby amended and restated in their entirety to read as follows: 4.1 Demand Registration Rights (a) Subject to the limitations set out in Section 4.1(b) and the Intercap Lock- up Agreements, upon the written request (the “Demand Notice”) of an Intercap Shareholder (each an “Intercap Demanding Shareholder”), made at any time and from time to time as long as the Intercap Shareholders, as a group, own, control or direct, directly or indirectly, in the aggregate, at least 10% of the then-outstanding Shares, the Company will, subject to Applicable Securities Laws, Applicable U.S. Securities Laws and applicable stock exchange requirements, use reasonable commercial efforts to file one or more Registration Statements or prospectus supplements under any existing Registration Statement, if an offering shall be made contemporaneously in the United States, and take such other steps as may be reasonably necessary to facilitate an offering in Canada and the United States, if applicable, of all or any portion of the Shares held by the Intercap Demanding Shareholder and, in the Intercap Demanding Shareholder’s sole discretion but subject to Section 4.14, Shares held by any of the Released Shareholders that such Released Shareholders wish to Distribute and described in the Demand Notice (the “Qualifying Shares”), plus any other Shares to be included in such Distribution pursuant to Section 4.1(g) (a “Demand Registration”). The Company and the Intercap Demanding Shareholder shall cooperate in a timely manner in connection with such disposition and the procedures in Schedule A of this Agreement shall apply. (b) Notwithstanding Section 4.1(a), the Company shall not be obliged to effect a Demand Registration:

(i) if, within any twelve-month period, the Company has already effected two (2) Demand Registrations pursuant to Section 4.1(a). For the purposes of this Subsection, a Demand Registration shall not be considered as having been effected until (a) a receipt has been issued by, or deemed to be issued by, the applicable Canadian Securities Regulatory Authorities for a final prospectus pursuant to which the Qualifying Shares are to be Distributed, or (b) a prospectus supplement in connection with a base shelf prospectus is filed pursuant to which the Qualified Shares are to be Distributed. However, if an Intercap Demanding Shareholder withdraws or does not pursue a request for a Demand Registration after (A) filing a preliminary prospectus pursuant to which the Qualifying Shares are to be Distributed or (B) the entering into of an enforceable bought deal letter or an underwriting or agency agreement in connection with the Demand Registration (provided that at such time the Company is in compliance in all material respects with its obligations under this Agreement), then such Demand Registration shall be deemed to be effected. (ii) within 90 days after the date of completion of a previous Demand Registration; (iii) during the period starting 14 calendar days prior to and ending upon the expiry of any black-out periods applicable to the Company, except as may be otherwise agreed by the Company and the underwriters managing such offering; (iv) that is a Demand Registration in respect of Shares that would reasonably be expected to result in gross proceeds of less than $10 million; (v) in a jurisdiction outside any of the provinces and territories of Canada or the United States (unless otherwise agreed among the Company, the underwriters managing such offering and the Intercap Demanding Shareholder); or (vi) in the event that the Board (with Intercap Directors abstaining) determines in its good faith judgement that there is a Valid Business Reason (as defined below) and that it is, therefore, in the best interests of the Company to defer the filing of a Prospectus and/or a Registration Statement or any prospectus supplement under any existing Registration Statement, if applicable, at such time, in which case the Company’s obligations under this Section 4.1 will be deferred for a period of not more than 90 calendar days from the date of receipt of the Demand Notice; provided that such right of deferral may not be exercised more than once in any one (1) year period. For the purposes of this Section 4.1(b)(vi), “Valid

Business Reason” means a determination by a majority of the Board (with Intercap Directors abstaining) that the effect of the filing of a Prospectus: (A) would reasonably be expected to adversely affect a pending or proposed acquisition, merger, amalgamation, recapitalization, consolidation, reorganization, financing or similar transaction involving the Company or its subsidiaries that is material to the Company or any negotiations, discussions or pending proposals with respect thereto; or (B) would require the disclosure of material non-public information that the Company has a bona fide business purpose for preserving or not disclosing publicly in the good faith judgment of such Directors. (vii) if, such Demand Notice requests a public offering of Shares in the United States and, as of the date of the applicable Demand Notice and the expected date of the filing of the Registration Statement or a prospectus supplement under any existing Registration Statement, the Company is not eligible to register Shares with the SEC on Form F-10 pursuant to the MJDS or to have a Registration Statement become effective upon filing with the Commission pursuant to Rule 467(a), as promulgated by the SEC; or (viii) if the proposed Distribution of Qualifying Shares pursuant to the terms of such Demand Notice would reasonably be expected to result in the Company ceasing to be eligible to register Shares with the SEC on Form F-10 pursuant to the MJDS following the completion of the Distribution. (c) Any Demand Notice pursuant to Section 4.1(a) hereof shall: (i) specify the number of Shares that each Intercap Demanding Shareholder intends to Distribute; (ii) express the intention of the Intercap Demanding Shareholder to offer or cause the offering of such Shares; (iii) describe the nature or methods of the proposed offer and sale thereof and the jurisdictions in which such offer shall be made; (iv) contain the undertaking of the Intercap Demanding Shareholder to provide all such information as may be required in order to permit the Company to comply with all Applicable Securities Laws and Applicable U.S. Securities Laws, as applicable;

(v) be carried out in accordance with the procedures set forth in Schedule A to this Agreement; and (vi) specify whether such offer and sale shall be made by an underwritten public offering. (d) In the case of an underwritten public offering initiated pursuant to this Section 4.1, the Intercap Demanding Shareholders exercising their right to a Demand Registration will, subject to the Company’s prior approval, which approval shall not be unreasonably withheld, have the right to select the lead underwriter or underwriters of such Demand Registration. (e) In the case of an underwritten Demand Registration, the Intercap Demanding Shareholders exercising their right to a Demand Registration and their representatives may participate in the negotiation of the terms of any underwriting agreement. Such participation in, and the completion of, the underwritten Demand Registration is conditional upon each of the Intercap Demanding Shareholder and the Company agreeing that the terms of any underwriting agreement are satisfactory to it, in its reasonable discretion. (f) The Company shall have the right to retain counsel of its choice to assist it in fulfilling its obligations under this Agreement. The Company’s expenses in respect of a Demand Registration, whether or not completed, will be borne by the Intercap Demanding Shareholders exercising their right to such a Demand Registration, except where such failure to complete the Demand Registration is due solely to any action taken or failure to act by the Company, in which case the Company will bear the expenses of the Demand Registration. If both the Company and the Intercap Shareholders are selling Shares in an offering or Distribution, the expenses of the Demand Registration will be shared by the Company and the applicable Intercap Shareholders on a proportionate basis, according to the number of Shares being distributed by each. (g) Subject to the following, the Company may distribute Shares in addition to the Qualifying Shares in connection with a Demand Registration. If a Demand Registration is an underwritten offering and the lead underwriter or underwriters advise the Company in writing that in their good faith opinion the number of Shares and, if permitted hereunder, other securities requested to be included in such offering, exceeds the number of Shares and other securities, if any, that can be sold in an orderly manner in such offering within a price range acceptable to the Intercap Demanding Shareholders, then the Company shall include in such registration (i) first, the number of Shares the Intercap Demanding Shareholders propose to sell and (ii) second, the number of other securities, if any, that may be accommodated in such registration based on the written advice of the lead underwriter or underwriters.

4.2 Piggy-Back Registration Rights (a) Subject to the Intercap Lock-up Agreements, if, the Company proposes to qualify the issuance of any Shares under Applicable Securities Laws and Applicable U.S. Securities Laws, as applicable, or to make a Distribution, including pursuant to a Registration Statement, the Company will promptly give the Intercap Shareholders written notice (the “Piggy-Back Notice”) of the proposed qualification or Distribution, provided that at such time, the Intercap Shareholders seeking to exercise their rights under this Section 4.2 (an “Intercap Piggy-Back Shareholder”), own, control or direct, directly or indirectly, in the aggregate, at least 10% of the then- outstanding Shares (on a non-diluted basis). (b) Upon the written request of an Intercap Piggy-Back Shareholder (and for greater certainty, no other Person) delivered within two (2) Business Days after receipt of the Piggy-Back Notice by the Company, the Company will, subject to Applicable Securities Laws and Applicable U.S. Securities Laws, as applicable, use reasonable commercial efforts to, in conjunction with the proposed qualification or Distribution, cause to be included in such offering all of the Shares that the Intercap Piggy-Back Shareholder have requested, which may include, in the Intercap Piggy-Back Shareholder’s sole discretion but subject to Section 4.14, Shares held by any of the Released Shareholders that such Released Shareholders wish to Distribute (the “Piggy-Back Shares”) to be included in such offering (a “Piggy-Back Registration”) in accordance with the procedures set forth in Schedule A of this Agreement, unless the lead underwriter(s) for the Company reasonably determine(s) that including any such Piggy-Back Shares in the Distribution would materially adversely affect (including, without limitation, the price range acceptable to the Company) the Company’s Distribution. If the lead underwriter(s) make such a determination, the Company shall include in such registration (i) first, the number of securities the Company proposes to sell and (ii) second, subject to the preceding sentence, the number of Piggy-Back Shares, if any, that may be accommodated in such registration. The Company’s expenses in respect of a Piggy-Back Registration will be borne by the Company, provided that any underwriting commission on the sale of Piggy-Back Shares, the costs of the Intercap Shareholders’ counsel will be borne by the Intercap Piggy-Back Shareholders. Notwithstanding the foregoing, the Company shall have no obligation under this Section 4.2 to include in any offering any Piggy-Back Shares if the proposed Distribution of such Piggy-Back Shares would reasonably be expected to result in the Company ceasing to be eligible to register Shares with the SEC on Form F-10 pursuant to the MJDS following the completion of the Distribution. The Company shall not be obligated to register any Piggy-Back Shares pursuant to a Registration Statement if the Company does not otherwise register primary Shares on a Registration Statement or conduct the

Company’s Distribution in the United States, including pursuant to a prospectus supplement under any existing Registration Statement. (c) If the proposed Distribution is not completed within 180 calendar days of such request, the related notice of a Piggy-Back Registration delivered by the Intercap Piggy-Back Shareholders hereunder shall be deemed to be withdrawn and the notice contemplated by Section 4.2(a) shall be deemed to have not been given (in each case, unless otherwise agreed between the Company and the Intercap Shareholders). (d) If the Company receives a Bought Deal letter relating to a Distribution, the Company shall give the Intercap Shareholders such notice as is practicable under the circumstances given the speed and urgency with which Bought Deals are currently carried out in common market practice of its rights to participate thereunder and the Intercap Shareholders shall have 24 hours from the time the Company notifies them (in accordance with Section 4.2(a)) of such Bought Deal to provide the Piggy-Back Registration notice referred to in Section 4.2(a). The Intercap Shareholders will furnish to the Company such information and execute such documents regarding the Shares and the intended method of disposition thereof as the Company may reasonably require in order to effect the requested qualification for sale or other disposition. If an underwritten public offering is contemplated, the Intercap Shareholders shall execute an underwriting agreement containing customary representations, warranties and indemnities (and contribution covenants) relating only to written information furnished by or on behalf of the Intercap Shareholders expressly for use in connection with the applicable Prospectus, prospectus supplement or Registration Statement (the “Intercap Information”) for the benefit of the Company and the underwriters; provided that the obligation to indemnify shall be limited to the gross proceeds received by the Intercap Shareholders from the sale of Shares pursuant to such Distribution and will apply only to any misrepresentations or omissions of material facts in relation to the Intercap Information. The Intercap Shareholders shall notify the Company immediately upon the occurrence of any event as a result of which any aforesaid Prospectus, prospectus supplement or Registration Statement includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made.Withdrawal of Intercap Shareholders (a) Each Intercap Shareholder will have the right to withdraw its request for inclusion of its Shares in any Demand Registration or Piggy-Back Registration pursuant to Section 4.1 or Section 4.2 by giving written notice to the Company of its request to withdraw without incurring any obligation to the Company or any proposed underwriter except, in the case of a Demand Registration, to pay the expenses of the proposed underwritten public offering in the event that the offering does not proceed provided, however, that: (i) such request must be made in writing prior to the earlier of (y) signing of any binding agreement in respect of the offering (including, for clarity, an underwriting agreement or Bought Deal letter) and (z) in the case of an offering made pursuant to a new Registration Statement, the effective time of such Registration Statement under Applicable U.S. Securities Laws; and (ii) such withdrawal will be irrevocable and, after making such withdrawal, such Intercap Shareholder will no longer have any right to include its Shares in the Distribution pertaining to which such withdrawal was made. (b) Provided that an Intercap Shareholder withdraws all of its Shares from a Demand Registration or a Piggy-Back Registration in accordance with Section 4.5(a) prior to the filing of a preliminary Prospectus and/or any Registration Statement, as applicable, such Intercap Shareholder shall be deemed to not have participated in or requested such Demand Registration or a Piggy-Back Registration, as applicable. (c) Notwithstanding Section 4.5(a)(i), if an Intercap Shareholder withdraws its request for inclusion of its Shares from a Demand Registration or Piggy- Back Registration at any time after having learned of a material adverse change in the condition, business or prospects of the Company, such Intercap Shareholder shall not be deemed to have participated in or requested such Demand Registration or Piggy-Back Registration. (d) Notwithstanding the foregoing, if the Company postpones the filing of a Prospectus pursuant to Section 4.1(b)(vi) and if the Intercap Shareholder, at any time prior to receiving written notice that the Valid Business Reason for such postponement no longer exists, advises the Company in writing that it has determined to withdraw its request for a Demand Registration, then such Demand Registration and the request therefor shall be deemed to be withdrawn and such request will be deemed not to have been made for purposes of determining whether the Intercap Shareholder exercised its right to a Demand Registration. 4.6 Indemnification by the Company In connection with any Demand Registration or Piggy-Back Registration, the Company will indemnify and hold harmless, to the fullest extent permitted by law, the Intercap Shareholders and each of their respective directors, officers and employees from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever, including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, as incurred, arising out of or based upon any untrue statement of a material fact contained in any Prospectus, prospectus supplement, or Registration Statement, or any amendment thereto, including all documents incorporated therein by reference, or the omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or as incurred, arising out of or based upon any failure by the Company to comply with Applicable Securities Laws or Applicable U.S. Securities Laws; provided that the Company will not be liable under this Section 4.6 for any settlement of any action effected without its written consent, which consent will not be unreasonably withheld or delayed; provided further that the indemnity provided for in this Section 4.6, in respect of the Intercap Shareholders, will not apply to any loss, liability, claim, damage or expense to the extent arising out of or based upon any untrue statement or omission made in reliance upon information furnished to the Company by the Intercap Shareholders or the underwriters of the offering for use in the Prospectus or prospectus supplement and the Registration Statement. Any amounts advanced by the Company to an Indemnified Party (as defined in Section 4.8) pursuant to this Section 4.6 as a result of such losses will be returned to the Company if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Company. 4.7 Indemnification by the Intercap Shareholders (a) In connection with any Demand Registration or Piggy-Back Registration, the selling Intercap Shareholders will jointly and severally indemnify and hold harmless to the fullest extent permitted by law the Company and each of the Company’s directors, officers and employees from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever, including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several, as incurred, arising out of or based upon any untrue statement of a material fact contained in any Prospectus, prospectus supplement or Registration Statement, or any amendment thereto, including all documents incorporated therein by reference, or the omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or as incurred, arising out of or based upon any failure by the selling Intercap Shareholders to comply with Applicable Securities Laws or Applicable U.S. Securities Laws, but in any case only with respect to untrue statements or omissions, or omissions, made in the Prospectus, prospectus supplement or the Registration Statement included solely in reliance upon information furnished to the Company by the selling Intercap Shareholders for use in the Prospectus, prospectus supplement or the Registration Statement; provided that the selling Intercap Shareholders will not be liable under this Section 4.7 for any settlement of any action effected without their written consent, which consent will not be unreasonably withheld or delayed. Any amounts advanced by the selling Intercap Shareholders to an Indemnified Party pursuant to this Section 4.7 as a result of such losses will be returned to the respective selling Intercap

Shareholders if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the selling Intercap Shareholders. (a) Notwithstanding any provision of this Agreement or any other agreement, in connection with any Demand Registration or any Piggy-Back Registration, in no event will an Intercap Shareholder be liable for indemnification or contribution hereunder for an amount greater than the lesser of: (i) the net sales proceeds actually received by such Intercap Shareholder; and (ii) the Intercap Shareholder’s proportionate share of any such liability based on the net sales proceeds actually received by such Intercap Shareholder and the aggregate net sales proceeds of the Distribution. 4.13 Short Form Eligibility After the Company has become a “reporting issuer” under Applicable Securities Laws in any province or territory of Canada, the Company agrees to use its reasonable best efforts to make available and maintain short form prospectus eligibility pursuant to National Instrument 44-101 – Short Form Prospectus Distributions. For greater certainty, references herein to a “prospectus” shall, as applicable, include a short form prospectus. After the Company has become subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company agrees to use its reasonable best efforts to remain eligible to conduct offerings of securities on Form F-10 in accordance with the MJDS. 3. Section 8.5. Section 8.5 to the IRA is hereby amended and restated in its entirety to read as follows: 8.5 Co-operation In respect of all Distributions that occur during the term of this Agreement, the Company, the Intercap Shareholders and each of their respective representatives shall use reasonable commercial efforts to comply with all Applicable Securities Laws, Applicable U.S. Securities Laws and stock exchange requirements, including the execution and filing of all necessary documents and prospectus certificates and the taking of all such other steps as may be necessary under Applicable Securities Laws, Applicable U.S. Securities Laws and stock exchange requirements to qualify or register the Distribution, as applicable. 4. Schedule A. Schedule A to the IRA is hereby amended and restated in its entirety to read as follows:

SCHEDULE A REGISTRATION RIGHTS PROCEDURES 1. Registration Procedures In connection with the Company’s Demand Registration and Piggy-Back Registration obligations pursuant to the provisions of this Agreement to effect the qualification of (i) Qualifying Shares in connection with a Demand Registration, and/or (ii) Piggy-Back Shares in connection with a Piggy-Back Registration (any such Shares subject to a Distribution are hereinafter collectively referred to as the “Offered Shares”, and any such Shareholders whose Offered Shares are subject to such Distribution are hereinafter collectively referred to as the “Selling Shareholders”): (a) as expeditiously as practicable (and in any event not more than 60 calendar days after receipt of a Demand Notice) prepare and file with the appropriate Canadian Securities Regulatory Authorities and/or SEC a Prospectus and/or a Registration Statement or a prospectus supplement under any existing base shelf prospectus or Registration Statement, if requested pursuant to the applicable Demand Notice, and any other documents reasonably necessary, including amendments and supplements in respect of those documents, to permit the sale or other disposition and, in so doing, act as expeditiously as is practicable and in good faith to settle all deficiencies and obtain those receipts and clearances and provide those undertakings and commitments as may be reasonably required by any Canadian Securities Regulatory Authority or the SEC, as applicable, all as may be necessary to permit the offer and sale or Distribution in compliance with all Applicable Securities Laws and Applicable U.S. Securities Laws; (b) furnish to the Selling Shareholders such number of copies of the Prospectus (including any preliminary prospectus), prospectus supplement (including any preliminary prospectus supplement) or Registration Statement, any documents incorporated by reference in such Prospectus, prospectus supplement or Registration Statement and such other documents as such Selling Shareholders may reasonably request in order to facilitate the offer and sale or Distribution of the Offered Shares; (c) if an underwritten public offering is contemplated, execute and perform the obligations under an underwriting agreement in a form satisfactory to the Selling Shareholders, acting reasonably, containing customary representations, warranties and indemnities for the benefit of such Selling Shareholders and the underwriter(s) (such indemnities to include, without limitation, an indemnity of the Selling Shareholders and the underwriter(s) for any claims or damages that may arise due to the Prospectus, prospectus supplement or the Registration Statement, as applicable, containing a misrepresentation (as defined in the Applicable Securities Laws) or a material misstatement or omission within the meaning of Sections 11 and 12 of the Securities Act (and related rules and regulations thereunder) and Section 10(b) of the Exchange Act (and related rules and regulations thereunder, including Rule 10b-5 as promulgated by the SEC)); (d) in the case of a Demand Registration, subject to Applicable Securities Laws and Applicable U.S. Securities Laws, keep the Prospectus or prospectus supplement and Registration Statement, as applicable, effective until the Selling Shareholders have completed the sale or disposition described in the Prospectus, prospectus supplement or Registration Statement, but for no longer than 60 calendar days, provided that the Selling Shareholders use reasonable commercial efforts to complete the sale or disposition as soon as reasonably practicable; (e) use its reasonable commercial efforts to furnish to the underwriter(s) involved in the Distribution all documents as they may reasonably request; (f) notify the Selling Shareholders promptly, when a Prospectus, prospectus supplement and/or Registration Statement is required to be delivered under the Applicable Securities Laws and Applicable U.S. Securities Laws in respect of the Offered Shares, of the happening of any event as a result of which the aforesaid Prospectus includes an untrue statement of a material fact, or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made, or if it is necessary to amend or supplement such Prospectus, prospectus supplement and/or Registration Statement to comply with Applicable Securities Laws or Applicable U.S. Securities Laws, and to promptly prepare and file with the Canadian Securities Regulatory Authorities or similar governmental authorities a supplement to or amendment of such document as may be reasonably necessary to correct such untrue statement or eliminate such omission so that such document, as amended or supplemented, will comply with law, and furnish to the Selling Shareholders as many copies of such supplement or amendment as the Selling Shareholders may reasonably request; (g) use its reasonable commercial efforts to list such Shares on each securities exchange or quotation system on which Shares are then listed or quoted, if such Shares are not already so listed or quoted; (h) use its reasonable commercial efforts to retain an outside auditor that complies with all SEC and Public Company Accounting Oversight Board rules on auditor independence; (i) use its reasonable commercial efforts to comply with the applicable requirements of the U.S. Sarbanes-Oxley Act of 2002 and related rules and regulations;

(j) use its reasonable commercial efforts to prevent the issuance of any cease trade order or SEC stop order suspending the use of any Prospectus, prospectus supplement or Registration Statement, respectively, and if any such order is issued, to promptly obtain the withdrawal of any such order; (k) subject to entering into confidentiality agreements satisfactory to the Company, acting reasonably, in connection with the preparation and filing of a Prospectus, prospectus supplement or a Registration Statement, the Company will give the Selling Shareholders and its counsel, accountants and other agents and the underwriter and/or its advisors participating in any Distribution pursuant to such Prospectus, prospectus supplement or Registration Statement the opportunity to participate in the preparation of the Prospectus, prospectus supplement or the Registration Statement, and each amendment thereof or supplement thereto, and will give each of them such access to its financial records, pertinent corporate documents, material contracts and properties of the Company and its Subsidiaries as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Directors, officers and employees of the Company and its Subsidiaries to supply all information reasonably requested by the Selling Shareholders and such underwriters or their respective counsel, in order to conduct a reasonable investigation; and (l) take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of the Intercap Shareholders under this Agreement. below. 5. Satisfaction of Obligations. Upon the effectiveness of this letter agreement, the Company and the Intercap Shareholders acknowledge and agree that the Company’s obligations under Section 4.3 of the IRA shall have been fully and unconditionally satisfied and discharged. 6. General. This letter agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. This letter agreement may be executed in any number of counterparts (including counterparts by facsimile), and all such counterparts taken together shall be deemed to constitute one and the same instrument. Section headings are for convenience only and shall not be considered a part of this letter agreement. This letter agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this letter agreement by a Party by facsimile or electronic transmission shall be as effective as delivery of a manually executed copy of this Agreement by such Party Kindly indicate your agreement to the foregoing by signing where indicated

Yours truly, INTERCAP EQUITY INC. Per: /s/ Jason Chapnik Name: Jason Chapnik Title: Chairman INTERCAP FINANCIAL INC. Per: /s/ Jason Chapnik Name: Jason Chapnik Title: Chairman Acknowledged and agreed this 30th day of November, 2020. DOCEBO INC. Per: /s/ Ian Kidson Name: Ian Kidson Title: Chief Financial Officer